UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 18, 2016

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Resolutions from the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 18 March 2016 - Today, Novo Nordisk A/S held its Annual General Meeting, at which the following were adopted:

Financial year 2015 and 2016

•	The Company’s audited Annual Report 2015.
•	The actual remuneration of the Board of Directors for 2015 and the remuneration level for 2016.
•	Distribution of profit according to the adopted Annual Report 2015. The dividend will be DKK 6.40 per A and B share of DKK 0.20.

Elections

•	Re-election of Göran Ando as chairman and Jeppe Christiansen as vice chairman of the Board of Directors.
•	Re-election of Bruno Angelici, Sylvie Grégoire, Liz Hewitt and Mary Szela as members of the Board of Directors.
•	Election of Brian Daniels as new member of the Board of Directors.
•	Re-election of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Shares and capital

•	Reduction of the Company’s B share capital by cancellation of part of the Company’s own holding of B shares. The Company’s B shares are reduced by DKK 10,000,000 from DKK 412,512,800 to DKK 402,512,800.
•	Authorisation to the Board of Directors to increase the Company’s share capital.
•	Authorisation to the Board of Directors until the next Annual General Meeting to allow the Company to repurchase own shares of up to 10% of the share capital subject to a holding limit of 10% of the share capital.

Other

•	Amendments to the Articles of Association regarding
o	abolishment of bearer shares

o	the change of NASDAQ OMX Copenhagen A/S’ name to Nasdaq Copenhagen A/S
o	deletion of the requirement that all members of the Executive Management shall be registered with the Danish Business Authority
o	company announcements may be prepared in English only, if decided by the Board of Directors

•	Revised Remuneration Principles.

Composition of the Board of Directors and its committees

After the Annual General Meeting, the Board of Directors held a board meeting to appoint members of its committees.

The Board of Directors, including its committees are now composed as follows:

•	Göran Ando (chairman of the Board, of the Nomination Committee and of the Remuneration Committee)
•	Jeppe Christiansen (vice chairman and member of the Remuneration Committee and the Audit Committee)
•	Bruno Angelici (member of the Nomination Committee)
•	Brian Daniels
•	Sylvie Grégoire (member of the Audit Committee)
•	Liz Hewitt (chairman of the Audit Committee and member of the Nomination Committee)
•	Liselotte Hyveled (employee representative and member of the Nomination Committee)
•	Anne Marie Kverneland (employee representative)
•	Søren Thuesen Pedersen (employee representative and member of the Remuneration Committee)
•	Stig Strøbæk (employee representative and member of the Audit Committee)
•	Mary Szela (member of the Remuneration Committee)

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 41,000 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 267 809 7552	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Kasper Veje	+45 3079 8519	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 23 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 18, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer